Exhibit 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES

As of September 30, 2020, Malvern Bancorp, Inc. (the “Company,” “we,” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.01 per share (“common stock”).

DESCRIPTION OF COMMON STOCK

General

The following description of the current terms of our common stock is a summary and is not meant to be complete. It is qualified in its entirety by reference to the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”), federal law, our Amended and Restated Articles of Incorporation (the “Articles”) and our Amended and Restated Bylaws (the “Bylaws”).

Authorized Capital Stock

Our Articles authorize us to issue up to 50,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of serial preferred stock, par value $0.01 per share.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of shareholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. The members of our board of directors (the “Board”) are elected by a majority of the votes cast at any meeting for the election of directors at which a quorum is present.  Notwithstanding the foregoing, in the event of a contested election of directors, directors shall be elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present.  Our Articles expressly prohibit cumulative voting.

No Preemptive or Similar Rights

Holders of our common stock do not have preemptive or preferential rights to acquire any authorized but unissued shares of our capital stock upon any future issuance of shares.

Dividend Rights

Subject to certain regulatory restrictions and to the rights of holders of any class of stock having preference over the common stock, holders of our common stock shall be entitled to such dividends as may be declared by the Board out of funds lawfully available therefor.

Liquidation Rights

Upon any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of common stock shall be entitled to receive pro rata the remaining assets of the Company after the holders of any class of stock having preference over the common stock have been paid in full any sums to which they may be entitled.

Restrictions on Ownership

The Bank Holding Company Act of 1956, as amended (the “BHC Act”), generally permits a company to acquire control of the Company with the prior approval of the Federal Reserve Board. However, any such company is restricted to banking activities, other activities closely related to the banking business as determined by the Federal Reserve Board and, for some companies, certain other financial activities. The BHC Act defines control in general as ownership of 25% or more of any class of voting securities, the authority to appoint a majority of the board of directors or other exercise of a controlling influence. Federal Reserve Board regulations provide that ownership of 5% or less of a class of voting securities is not control. As a policy matter, if a company owns more than 7.5% of a class of voting securities, the Federal Reserve Board expects the company to consult with the agency and in some cases will require the company to enter into passivity or anti-association commitments. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

Certain Provisions Potentially Having an Anti-Takeover Effect

Pennsylvania Law Considerations

The PBCL contains certain provisions applicable to us that may have the effect of deterring or discouraging an attempt to take control of the Company. These provisions, among other things:

•

require that, following any acquisition by any person or group of 20% of a public corporation’s voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from such person or group in an amount equal to the “fair value” of the shares, including an increment representing a proportion of any value payable for control of the corporation (Subchapter 25E of the PBCL);

•

prohibit for five years, subject to certain exceptions, a “business combination” (which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets) with a person or group beneficially owning 20% or more of a public corporation’s voting power (Subchapter 25F of the PBCL);

•	expand the factors and groups (including shareholders) which a corporation’s board of directors can consider in determining whether an action is in the best interests of the corporation;
•	provide that a corporation’s board of directors need not consider the interests of any particular group as dominant or controlling;
•

provide that a corporation’s directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control;

•

provide that actions relating to acquisitions of control that are approved by a majority of “disinterested directors” are presumed to satisfy the directors’ standard, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

•

provide that the fiduciary duty of a corporation’s directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

Articles of Incorporation and Bylaws

Our Articles and Bylaws contain certain provisions which may have the effect of deterring or discouraging changes in control of the Company. These provisions:

•	limit the ability of shareholders to remove directors;
•	eliminate cumulative voting in elections of directors;
•	require advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders; and
•	contain a higher shareholder approval requirement than that required by the PBCL in connection with certain specified actions, including mergers, consolidations, share exchanges, and sales of assets.

Stock Exchange Listing

Our common stock is listed on the NASDAQ Stock Market under the symbol “MLVF.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge.

3